Exhibit 99.1

17 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 16 May, 2012 it purchased for cancellation 2,100 Ordinary Shares, at an average price of $21.9571.

Following the cancellation of these shares, the Company will have 60,115,869 Ordinary Shares in issue.